Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Unifi, Inc.:

We consent to the incorporation by reference in the registration statements No. 33-23201, No. 33-53799, No. 333-35001, No. 333-43158, and No. 333-156090 on Forms S-8  and No. 333-140580 on Form S-3 of Unifi, Inc. and subsidiaries of our reports dated August 30, 2012, with respect to the consolidated balance sheets of Unifi, Inc. and subsidiaries as of June 24, 2012 and June 26, 2011, and the related consolidated statements of income, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the two year period ended June 24, 2012, and the effectiveness of internal control over financial reporting as of June 24, 2012, which reports appear in the June 24, 2012 annual report on Form 10-K of Unifi, Inc.

/s/ KPMG LLP

Greensboro, North Carolina
August 30, 2012